United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Bank System, Inc.

5790 Widewaters Parkway

DeWitt, New York 13214

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 26, 2018	.
/s/ Joseph E. Sutaris
Joseph E. Sutaris
Executive Vice President and Chief Financial Officer

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

Page(s)

Report of Independent Registered Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-14

Supplemental Schedule:

Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i)	15

Note:	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 26, 2018

To the Participants and Administrators of the

Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

1

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2005.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

2

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value (Notes B, C and D):
Mutual funds	$157,370,357	$126,245,791
Community Bank System, Inc. common stock	72,125,257	84,583,102
Self-directed brokerage	2,709,251	2,000,932
Money market fund	-	4,636
	232,204,865	212,834,461
Investments, at contract value (Notes B and C):
Stable value fund	25,905,262	25,857,788

Total investments	258,110,127	238,692,249

Receivables
Contributions receivable – employer	53	220
Contributions receivable – employee	-	867
Notes receivable from participants, net (Note B)	3,311,426	3,105,235
Total receivables	3,311,479	3,106,322

Net assets available for benefits	$261,421,606	$241,798,571

The accompanying notes are an integral part of the financial statements.

3

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016

Additions
Employee contributions	$10,320,114	$10,798,367
Employer contributions	5,114,820	4,914,138
Interest and dividend income	8,351,480	5,152,618
Net appreciation in the fair value of investments	10,026,601	40,642,079
Total additions	33,813,015	61,507,202

Deductions
Benefit payments	13,692,109	18,772,941
Administrative fees	88,343	87,545
Reserve for deemed distributions	409,528	851,469
Total deductions	14,189,980	19,711,955

Net increase in net assets available for benefits	19,623,035	41,795,247

Transfer of assets from merged plan (Note G)	-	43,429,291

Net assets available for benefits
Beginning of Year	241,798,571	156,574,033

End of Year	$261,421,606	$241,798,571

The accompanying notes are an integral part of the financial statements.

4

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older. Employees are automatically enrolled in the plan after 90 days of service unless participants elect not to participate. The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $18,000 for 2017 or $24,000 if an employee is older than 50, to the Plan starting the first day of the month after 90 days of employment. Voluntary cash contributions of up to 6% of total eligible compensation are matched 100% by the Company for the first 3% contributed and 50% for the next 3% contributed. The Company match amounted to $4,343,964 and $4,213,560 in 2017 and 2016, respectively. In addition, as defined in the plan document, employees participating in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan (“WRAP”) design received an additional Company contribution to the Plan in 2017 and 2016 equal to the interest credit on service credits earned subsequent to January 1, 2010 under the WRAP design. The Company contribution for employees participating in the WRAP amounted to $771,023 and $700,578 in 2017 and 2016, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company’s WRAP interest credit, an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. Participants are entitled to the benefit that can be provided from their vested account balance. Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $0 for 2017 and 2016.

Vesting

Participants are immediately vested in their contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant’s matching contribution is 100 percent vested after two years of service. Vesting in the employer contributions related to the WRAP design is based on years of continuous service. A participant is 100 percent vested after three years of service.

5

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Notes Receivable from Participants

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and prime rate plus 2.9% for Reserve Plus loans. Interest rates on participant loans generally range from 4.25% to 10.50%. All notes that are in default as defined by the plan document are reported as deemed distributions. Deemed distributions represent the amount of unpaid principal on loans from participants who are actively participating in the Plan and have not continued to make payments on the outstanding balance as required by the Plan document.

Payment of Benefits

Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account. If some or all of a participant’s account balance is allocated to the employee stock ownership feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock. Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth under ERISA. In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments are stated at aggregate fair value, except for the HB&T Metlife Stable Value Fund, which is stated at contract value. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets the net appreciation in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation or depreciation on those investments.

6

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The HB&T Metlife Stable Value Fund is stated at contract value in accordance with the Financial Accounting Standards Board guidance on Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans Guide, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The average yields earned on the HB&T Metlife Stable Value Fund for the years ended December 31, 2017 and 2016 were 2.35% and 2.03%, respectively. The crediting interest rates to the HB&T Metlife Stable Value Fund were 2.07% and 2.02% for the years ended December 31, 2017 and 2016, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. These amounted to approximately $1,235,000 and $1,006,000, including approximately $1,180,000 and $987,000 paid to Benefit Plans Administrative Services, LLC (“BPAS”), in 2017 and 2016, respectively, (See Note E). Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

Inactive Accounts

Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $59,469,832 and $49,465,449 at December 31, 2017 and 2016, respectively.

7

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, collective investment funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Valuation Allowance

The carrying amount of notes receivable from participants is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management determines the valuation allowance by applying an average of historical deemed distributions to the aggregate remaining notes receivable from participants to estimate a valuation allowance. The valuation allowance is $580,000 and $575,000 at December 31, 2017 and 2016, respectively, (See Note H).

Subsequent Events

The Company has evaluated subsequent events through June 26, 2018, the date the financial statements were available for issue (See Note J).

C.	Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. A brief description of these investment options, as provided by the plan administrator, follows:

Community Bank System, Inc. Employee Stock Ownership Fund – these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU”.

American Funds EuroPacific Growth Fund Class A – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

DFA Real Estate Securities I – fund that purchases readily marketable equity securities of companies whose principal activities include ownership, management, development, construction, or sale of residential, commercial, or industrial real estate.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

8

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

T. Rowe Price Blue Chip Growth Fund I – a mutual fund that invests primarily in stocks of U.S. companies.

T. Rowe Price Inflation Protected Bond Fund I – a mutual fund that invests primarily in inflation-protected bonds issued by the U.S. Treasury.

T. Rowe Price Mid-Cap Growth Fund I – a mutual fund that invests primarily in a diversified portfolio of common stocks and mid-cap companies.

T. Rowe Price Mid-Cap Value Fund I – a mutual fund that invests primarily in U.S. common stocks of mid-size companies that appear to be undervalued. The fund may invest in other securities, including foreign stocks, and use futures and options.

T. Rowe Price New Horizons Fund I – a mutual fund that invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community. The fund invests primarily in domestic stocks.

Goldman Sachs Small Cap Value Fund I – mutual fund that invests in equity investments of small-cap issuers within the range of the market capitalizations of companies constituting the Russell 2000 Value Index.

T. Rowe Price Personal Strategy Balanced Fund I – a mutual fund that invests primarily in diversified portfolio of common stocks, bonds, money market securities, and cash reserves.

T. Rowe Price Personal Strategy Growth Fund I – a mutual fund that invests primarily in common stocks. The fund may invest in other securities, including bonds, money market securities, and cash reserves.

T. Rowe Price Personal Strategy Income Fund I – a mutual fund that invests primarily in diversified portfolio of common stocks, bonds, money market securities, and cash reserves.

Oppenheimer Developing Markets Fund A – a mutual fund that invests primarily in equity securities of issuers with high growth potential whose principal activities are in at least three developing markets.

Symons Value Institutional Fund – a mutual fund that invests primarily in a diversified portfolio of companies with market capitalizations above approximately $500 million, that are trading at attractive prices and that appear to have limited downside price risk over the long-term.

Vanguard Equity Income Admiral – a mutual fund that invests mainly in common stocks of mid-size and large companies whose stocks typically pay above-average levels of dividend income and are undervalued relative to other such stock; under normal circumstances it will invest 80% of its assets in equity securities.

9

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Vanguard Institutional Index I – a mutual fund that invests substantially all of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Mid-Cap Index I – a mutual fund that attempts to track the performance of Center for Research in Security Prices US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies

Vanguard Target Retirement 2015 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2015 (the target year).

Vanguard Target Retirement 2020 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2020 (the target year).

Vanguard Target Retirement 2025 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2025 (the target year).

Vanguard Target Retirement 2030 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2030 (the target year).

Vanguard Target Retirement 2035 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2035 (the target year).

Vanguard Target Retirement 2040 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2040 (the target year).

Vanguard Target Retirement 2045 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2045 (the target year).

Vanguard Target Retirement 2050 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2050 (the target year).

Vanguard Target Retirement 2055 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2055 (the target year).

10

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Vanguard Target Retirement 2060 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2060 (the target year).

Vanguard Small-Cap Index I Fund – a mutual fund that attempts to track the performance of the Center for Research in Security Prices US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies. The fund invests all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Target Retirement Income – a mutual fund that seeks to provide current income and some capital appreciation; designed for investors currently in retirement.

Vanguard Total Bond Index Fund – a mutual fund that attempts to track the performance of the Barclays U.S. Capital Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment grade, taxable, fixed-income securities in the U.S.

HB&T Metlife Stable Value Fund Class R1 Shares – a stable value fund that invests in fixed income securities such as U.S. Governmental Agencies and Treasuries, mortgages, asset backed securities, corporate debt and cash equivalents. Investments in the HB&T Metlife Stable Value Fund are reported at contract value.

Ameritrade IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

D.	Fair Value Measurements

The Financial Accounting Standards Board has established authoritative guidance regarding accounting for fair value measurements. This framework establishes a common definition for fair value to be applied to generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). It also classifies the inputs used to measure fair value into the following hierarchy:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•	Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
•	Level 3 – Significant valuation assumptions not readily observable in a market.

11

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following tables set forth the Plan’s financial assets that were accounted for at fair value on a recurring basis:

As of December 31, 2017

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$157,370,357	$-	$-	$157,370,357
Common stock of plan sponsor	72,125,257	-	-	72,125,257
Self-directed brokerage	2,709,251	-	-	2,709,251
Total assets at fair value	$232,204,865	$-	$-	$232,204,865

As of December 31, 2016

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$126,245,791	$-	$-	$126,245,791
Common stock of plan sponsor	84,583,102	-	-	84,583,102
Self-directed brokerage	2,000,932	-	-	2,000,932
Money market fund	4,636	-	-	4,636
Total assets at fair value	$212,834,461	$-	$-	$212,834,461

The valuation techniques used to measure fair value for the items in the table above are as follows:

Mutual funds: Valued at the closing price of the shares held by the Plan at year end reported on the active market.

Common stock and self directed brokerage: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Managed portfolios including commercial paper and other fixed-income securities issued by U.S. and foreign corporations, asset-backed commercial paper, U.S. government securities, obligations of foreign governments and the U.S. and foreign banks, valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPAS, a subsidiary of Community Bank System, Inc. The Company paid BPAS approximately $1,180,000 and $987,000 for record keeping, trustee, and other services in 2017 and 2016, respectively.

12

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

The Plan held 1,341,865 and 1,368,880 shares of the Plan sponsor’s common stock at December 31, 2017 and 2016, respectively. The cost of these shares at December 31, 2017 and 2016 is $41,868,665 and $37,971,418, respectively, and their fair value at December 31, 2017 and 2016 is $72,125,257 and $84,583,102, respectively. Dividends received on the investment in Community Bank System, Inc. common stock amounted to $1,749,867 and $1,809,119 in 2017 and 2016, respectively. The Plan sold 306,249 and 604,204 shares of Community Bank System, Inc. common stock during 2017 and 2016, respectively, and purchased 279,234 and 869,759 shares of Community Bank System, Inc. common stock during 2017 and 2016, respectively.

The Company has investments in the HB&T Metlife Stable Value R1 Fund administered by Hand Benefits and Trust Company. Hand Benefits and Trust Company is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc., which is a wholly-owned subsidiary of the Company.

F.	Income Tax Status

The Plan obtained its most recent determination letter in January 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the accompanying financial statements.

As discussed above, the Plan is a tax-exempt entity. The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Plan will include interest on income tax liabilities in other expenses if such amounts arise. The Plan did not incur any penalties and interest for the years ended December 31, 2017 and 2016. The Plan is no longer subject to Federal or New York state examinations by tax authorities for the closed tax years before 2014.

G.	Summary of Plan Merger

Effective January 26, 2016, the Oneida Savings Bank 401(k) Savings Plan was merged into and became part of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan. The total amount of assets transferred from the Oneida Savings Bank 401(k) Savings Plan was $34,292,336. As of the merger date, participants are 100% vested in their accounts. The transfer of assets was presented in the statements of changes in net assets available for benefits for the year ended December 31, 2016.

Effective March 16, 2016, the Oneida Savings Bank Employee Stock Ownership plan was merged into and became part of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan. The total amount of assets transferred from the Oneida Savings Bank Employee Stock Ownership Plan was $9,136,955. The transfer of assets was presented in the statement of changes in net assets available for benefits for the year ended December 31, 2016.

13

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

H.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2017	2016
Net assets available for benefits per financial statements	$261,421,606	$241,798,571
Allowance for notes receivable from participants	580,000	575,000
Net assets available for benefits per Form 5500	$262,001,606	$242,373,571

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31:

	2017	2016
Net increase in net assets available for benefits per financial statements	$19,623,035	$41,795,247
Allowance utilized for deemed distributions	(404,528)	(729,469)
Reserve for deemed distributions	409,528	851,469
Net increase in net assets available for benefits per Form 5500	$19,628,035	$41,917,247

I.	Economic dependency and concentration of credit risk

At December 31, 2017 and 2016, approximately 28% and 35% of the Plan’s investments are invested in Company stock, respectively, 28% and 25% are invested in Vanguard mutual funds, respectively, and 19% and 15% are invested in T. Rowe Price mutual funds, respectively.

J.	Subsequent Events

Effective January 1, 2018, the Merchants Bank 401(k) Employee Stock Ownership Plan was merged into and became part of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan. The total amount of assets transferred from the Merchants Bank 401(k) Employee Stock Ownership Plan was $30,279,100.

Effective January 1, 2018, the Gordon B. Roberts Agency, Inc. 401(k) Profit Sharing Plan and Trust was merged into and became part of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan. The total amount of assets transferred from the Gordon B. Roberts Agency, Inc. 401(k) Profit Sharing Plan and Trust was $3,245,421. There were no other material subsequent events.

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Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Line 4i)
December 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Mutual Funds
	American Funds EuroPacific Growth Fund	Mutual fund – 228,991 shares	$12,855,539
	DFA Real Estate Securities I	Mutual fund – 14,996 shares	529,356
	Federated Total Return Bond Fund	Mutual fund – 679,321 shares	7,404,602
	T. Rowe Price Blue Chip Growth I	Mutual fund – 204,134 shares	19,664,261
	T. Rowe Price Infl Prot Bond I	Mutual fund – 148,478 shares	1,762,438
	T. Rowe Price Mid-Cap Growth I	Mutual fund – 74,235 shares	6,459,210
	T. Rowe Price Mid-Cap Value I	Mutual fund – 140,459 shares	4,268,544
	T. Rowe Price New Horizons I	Mutual fund – 239,898 shares	12,625,845
	Goldman Sachs Small Cap Value Fund I	Mutual fund – 7,049 shares	428,096
	T. Rowe Price Personal Strat Inc I	Mutual fund – 165,309 shares	3,230,136
	T. Rowe Price Personal Strat Bal I	Mutual fund – 75,552 shares	1,820,036
	T. Rowe Price Personal Strat Gr I	Mutual fund – 1 share	17
	Oppenheimer Developing Markets I	Mutual fund – 94,575 shares	4,060,111
	Symons Value Institutional Fund	Mutual fund – 875,421 shares	9,113,134
	Vanguard Equity Income Admiral	Mutual fund – 25,366 shares	1,977,298
	Vanguard Institutional Index Fund	Mutual fund – 76,713 shares	18,676,514
	Vanguard Mid-Cap Index I	Mutual fund – 186,930 shares	7,910,889
	Vanguard Target Retirement 2015	Mutual fund – 135,764 shares	2,081,259
	Vanguard Target Retirement 2020	Mutual fund – 275,358 shares	8,640,744
	Vanguard Target Retirement 2025	Mutual fund – 170,167 shares	3,148,089
	Vanguard Target Retirement 2030	Mutual fund – 248,588 shares	8,360,008
	Vanguard Target Retirement 2035	Mutual fund – 48,119 shares	995,586
	Vanguard Target Retirement 2040	Mutual fund – 128,771 shares	4,606,131
	Vanguard Target Retirement 2045	Mutual fund – 36,920 shares	830,691
	Vanguard Target Retirement 2050	Mutual fund – 75,887 shares	2,747,127
	Vanguard Target Retirement 2055	Mutual fund – 19,147 shares	751,141
	Vanguard Target Retirement 2060	Mutual fund – 2,586 shares	89,595
	Vanguard Small-Cap Index I	Mutual fund – 72,654 shares	5,142,431
	Vanguard Target Retirement Income	Mutual fund – 235,939 shares	3,196,968
	Vanguard Total Bond Index Admiral	Mutual fund – 371,587 shares	3,994,561
			157,370,357
	Common stock of plan sponsor
*	Community Bank System, Inc.	Common stock – 1,341,865 shares	72,125,257

**	Stable Value Fund
*	HB&T Metlife Stable Value R1	Stable value fund – 2,165,992 shares	25,905,262

	Loan Fund
*	Participants	Participant loans, 4.25% – 10.50%	3,891,426

	Self Directed brokerage
	IDA Account	Self-directed brokerage	2,709,251
	Total investments		$262,001,553
*	– Denotes party-in-interest as defined by ERISA
**	– Investment stated at Contract Value.

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